ENERGY FUELS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY MAY 21, 2014

MANAGEMENT INFORMATION CIRCULAR
MARCH 26, 2014

ENERGY FUELS INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD WEDNESDAY, MAY 21, 2014

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that an annual and special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Wednesday, May 21, 2014 at 2:00 pm (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fifteen months ended December 31, 2013, together with the report of the auditors thereon;

2.	to elect directors of the Corporation;

3.	to appoint the auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors;

4.

to consider and, if deemed appropriate, pass an ordinary resolution ratifying By-Law No. 2 of the Corporation, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting – Approval of By-Law No. 2 of the Corporation” in the accompanying management information circular (the “Circular”);

5.

to consider and, if deemed appropriate, pass an ordinary resolution ratifying an amendment to the By-laws of the Corporation to add an advance notice requirement for nominations of directors by shareholders in certain circumstances, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting – Ratification of Advance Notice Amendment to By- Laws” in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the Circular and any additional materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a paper copy of the Circular. The Corporation will not use the procedure known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with this notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

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Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular is available on the website of the Corporation’s transfer agent, CST Trust Company, Inc. at www.meetingdocuments.com/cst/EFR. and under the Corporation’s SEDAR profile at www.sedar.com. Any shareholder who wishes to receive a paper copy of the Circular, should contact CST Trust Company, Inc., at 1-888-433-6443 or fulfilment@canstockta.com by May 7, 2014. Shareholders may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CST Trust Company, Inc. by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email to proxy@canstockta.com, no later than 5:00 p.m. (Toronto time) on May 19, 2014, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated at Lakewood, Colorado, USA this 26th day of March, 2014.

BY ORDER OF THE BOARD

Signed) Stephen P. Antony
President and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR OF ENERGY FUELS INC.
(the “Circular”)

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MANAGEMENT INFORMATION CIRCULAR

The information contained in this management information circular (“Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of Energy Fuels Inc. (“EFI” or the “Corporation”) to be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Wednesday, May 21, 2014 at 2:00 pm (Toronto time) (the “Meeting”), and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of EFI.The solicitation of proxies by this Circular is being made by or on behalf of the management of EFI. The total cost of the solicitation will be borne by EFI.

Except as otherwise indicated, information in this Circular is given as of March 26, 2014.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy accompanying this Circular are officers and/or directors of EFI. A shareholder of EFI has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of EFI to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the proxy, inserting the name of the person to be appointed in the blank space provided in the proxy, signing the proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder of EFI who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing, deposited at the registered office of EFI, or at the offices of CST Trust Company, Inc. by mail at c/o Cover-All, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email to proxy@canstockta.com, up to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. If a shareholder of EFI specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such instructions, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of EFI knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

In accordance with the notice and access requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“NOBOs”) will receive by mail: (i) a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”); (ii) a letter from EFI with respect to the notice and access procedure; and (iii) the request for financial statements form (collectively, the “Notice and Access Package”). The Circular and the Notice of Meeting may be found at and downloaded from www.meetingdocuments.com/cst/EFR.

NOBOs who have standing instructions with the Intermediary for physical copies of the Circular will receive by mail the Notice and Access Package, the Circular and the Notice of Meeting.

Intermediaries are required to forward the Notice and Access Package to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“OBOs”) unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward proxy-related materials to OBOs. Generally, OBOs who have not waived the right to receive proxy-related materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the OBO but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the OBO who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a Voting Instruction Form which the Intermediary must follow. The OBO should properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the common shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Management of EFI does not intend to pay for Intermediaries to forward the Notice and Access Package to OBOs. An OBO will not receive the Notice and Access Package unless the Intermediary assumes the cost of delivery.

DISTRIBUTION OF MEETING MATERIALS TO NON-OBJECTING BENEFICIAL OWNERS

The Notice and Access Package is being sent to both registered and non-registered owners of the securities using notice and access pursuant to NI 54-101. Electronic copies of the Circular and the Notice of Meeting may be found and downloaded from www.meetingdocuments.com/cst/EFR. If you are a NOBO, and EFI or its agent has sent the Notice and Access Package directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

EFI (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Notice and Access Package to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of EFI consists of an unlimited number of common shares, an unlimited number of preferred shares issuable in series, and an unlimited number of Series A preferred shares. On November 5, 2013, EFI consolidated the then outstanding common shares on the basis of one post-consolidation share for every fifty pre-consolidation shares (the “Consolidation”). No fractional common shares were issued pursuant to the Consolidation. As of March 24, 2014, the Corporation had issued and outstanding 19,683,472 common shares (“EFI Common Shares”) and no preferred shares.

The Corporation made a list of all persons who are registered holders of EFI Common Shares as of the close of business on March 24, 2014 (the “Record Date”) and the number of EFI Common Shares registered in the name of each person on that date. Each shareholder as of the Record Date is entitled to one vote for each EFI Common Share registered in his or her name as it appears on the list on all matters which come before the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of March 24, 2014, no shareholder beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The board of directors of the Corporation (the "Board") may consist of a minimum of three and a maximum of fifteen directors, who are elected annually. The Board is currently composed of eleven directors. At its meeting on March 26, 2014, the Board considered the appropriate size of the Board with a view to facilitating effective decision-making, and has determined that the size of the Board should be reduced from eleven directors, to nine directors. Accordingly, nine directors will be elected at the Meeting. As a result of this determination and change in the size of the Board, Messrs. W. Robert Dengler and Steven N. Khan have decided not to stand for re-election as directors, and will therefore not be nominated for re-election at the Meeting.

When determining nominees for election, the Board also considers its strategic relationship with Korea Electric Power Corporation (“KEPCO”). KEPCO is the primary utility in South Korea and an international supplier of nuclear reactors worldwide. KEPCO has its head office in Seoul, South Korea, and currently owns approximately 8.7% of the outstanding EFI Common Shares. Energy Fuels and KEPCO entered into a strategic relationship agreement in 2013, which provides for a long-term collaborative business relationship. Under this agreement, the Corporation agreed to nominate one person designated by KEPCO for election as a director at any shareholder meeting where directors are to be elected, so long as KEPCO holds more than 5% of the outstanding EFI Common Shares. KEPCO has designated Mr. Tae Hwan Kim as its nominee.

As further discussed below, on January 23, 2014, the Board approved certain amendments to the Corporation’s By-Law No. 1 to add an advance notice requirement for nominations of directors by shareholders. As of the date hereof, the Corporation has not received notice of any director nominations in connection with this year’s Meeting.

Shareholders will vote for the election of each individual director separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee (in an uncontested election) who receives a greater number of shares withheld from voting than shares voted in favour of his or her election is expected to tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Board will, within 90 days of the Meeting, determine whether to accept any such offer to resign. See Schedule “A” Corporate Governance Disclosure.

The following table provides the names of and information for the nominees for election as directors of the Corporation (the “Nominees”). The persons named in the enclosed form of proxy intend to vote for the election of each of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed, unless his office is vacated earlier in accordance with the by-laws of EFI or with the provisions of the Business Corporations Act (Ontario).

Name and Municipality of Residence	Office Held	Director Since (1)	Principal Occupation, if different than Office Held	EFI Common Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird(4) Ontario, Canada	Chair and Director	2006	Consultant, providing advisory services to natural resource companies	5,192
Stephen P. Antony(5) Colorado, USA	President, CEO and Director	2009	Same	16,957
Paul A. Carroll(3)(6) Ontario, Canada	Director	2010	President of Carnarvon Capital Corporation; President & CEO of World Wide Minerals Ltd.	2,000
Lawrence A. Goldberg Ontario, Canada(6)	Director	2012	Chief Financial Officer and Chief Operating Officer of Arcestra Inc.	Nil
Mark E. Goodman(3) (5) Ontario, Canada	Director	2010	Vice President of Dundee Corporation	Nil
Bruce D. Hansen(4) (6) Colorado, USA	Director	2007	CEO of General Moly Inc., a US based mineral company	2,600
Ron F. Hochstein(3)(6) British Columbia, Canada	Director	2012	President and CEO of Denison Mines Corp.	23,368
Tae Hwan Kim Seoul, Korea	Director	2014(7)	General Manager, Overseas Resources Project Department, Korea Electric Power Corporation	Nil
Richard J. Patricio(3)(4) Ontario, Canada	Director	2012	Vice President, Corporate and Legal Affairs of Pinetree Capital Ltd.	7,720

Notes:

(1)	Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Corporation, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation.

(2)	The information as to EFI Common Shares beneficially owned or over which the directors exercise control or direction not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3)	Member of the Governance and Nominating Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Environment, Health and Safety Committee.

(6)	Member of the Audit Committee.

(7)

Mr. Kim was appointed a director by the Board on January 23, 2014, to fill the vacancy created by the resignation of Mr. Eun Ho Cheong who had been appointed a director by the Board on September 3, 2013, as the designated nominee of KEPCO at that time.

Information about each Nominee, including present principal occupation, business or employment and the principal occupations, businesses or employments within the five preceding years, is set out below.

J. Birks Bovaird

For a majority of his career, Mr. Bovaird’s focus has been the provision and implementation of corporate financial consulting and strategic planning services. He was previously the Vice President of Corporate Finance for one of Canada’s major accounting firms. He currently is the Chair of NunaMinerals A/S, a public mining exploration and development company listed on the Copenhagen Exchange (NUNA.CO). He is a director of Noble Minerals Exploration (TSX.V:NOB) where he is Chair of the Nominating, Compensation and Governance Committee as well as a member of the Audit Committee. He is also the Chair of the board of directors of GTA Resources and Mining Inc., as well as a member of the Audit Committee. He has previously been involved with numerous public resource companies, both as a member of management and as a director. He is a graduate of the Canadian Director Education Program and holds an ICD.D designation.

Stephen P. Antony

Mr. Antony is a registered professional engineer in a number of states in which the Corporation holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 38 years, Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISL operation in south Texas. He joined Energy Fuels Nuclear, Inc. ("EFN") in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc. ("PRI") as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of EFI, responsible for the daily operations of the Corporation, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and Chief Executive Officer of the Corporation on April 1, 2010.

Paul A. Carroll

Mr. Carroll has had a lengthy business career in the mining industry, both as a lawyer and as a director and/or officer of many mining companies. He has been engaged in the mineral exploration and mining industry in Canada, the U.S., Mexico, Central and South America, Africa, China, Russia and Kazakhstan. Mr. Carroll is President of Carnarvon Capital Corporation, a corporate management and advisory company based in Toronto, Canada. Companies with which he has been extensively involved include Dundee Corporation, a full-service investment bank, Corona Corporation, where he was a member of the Executive Committee, Zemex Corporation, Royex Gold Mining Corporation, Campbell Resources Inc., Cobra Emerald Mines Ltd., Lacana Mining Corporation where he was Chair, Arcon International Resources plc where he was Chair, Tahera Corporation, World Wide Minerals Ltd. where he is President and Chief Executive Officer, Poco Petroleums Ltd., Mascot Gold Mines Ltd., United Keno Hill Mines Ltd., Repadre Capital Corporation (now IAMgold Corporation), Crowflight Minerals Inc., War Eagle Mining Company Inc. and Diadem Resources Ltd. From 2004 to 2005, as one of the committee of “independent directors” thereof, Mr. Carroll was a director of Argus Corporation Limited and Hollinger Inc. (“Hollinger”) and in 2005 he was Chief Executive Officer. He was a director of The Uranium Institute (now the World Nuclear Association) in 1998. In addition to the Corporation, Mr. Carroll is currently a director of the following companies: World Wide Minerals (TSX, CDN, OTC); War Eagle Mining Company Inc. (TSX-V) and Mammoth Resources Corp. (TSX-V). Mr. Carroll serves on the Audit Committee of War Eagle Mining Company Inc.

Lawrence A. Goldberg

Mr. Goldberg is a Chartered Accountant. He is currently Chief Financial Officer of Blue Goose Capital Corp. He was formerly Chief Financial Officer and Chief Operating Officer of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX, and of Pinetree Capital Ltd., a TSX-listed investment company. From May 2004 to December 2009, Mr. Goldberg was the CFO of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX-V.

Mark E. Goodman

Mr. Goodman has worked in the financial services and mining industry since 1992. He began his career working for Dundee Corporation and has held numerous positions within that organization. In 2005 he founded Cogitore Resources Inc., a base metal exploration company active in Northern Quebec. He has also served as President and Chief Executive Officer of both Valdez Gold and Cogitore Resources. Mr. Goodman is currently a Vice President of Dundee Corporation. He sits on the board of directors of the following publicly and privately held companies: Cogitore Resources Inc. (TSX-V); Corona Gold Corp. (TSX); Dundee Energy (TSX); Focused Capital Corp. (TSX-V); Focused Capital II (TSX-V); Ryan Gold Corp (TSX-V); Odyssey Resources Inc. (TSX-V); Nighthawk Gold Corp. (TSX-V) and Dynamic Venture Opportunities Fund (Ontario Labour Sponsored Fund).

Bruce D. Hansen

Mr. Hansen is currently Chief Executive Officer and a director of General Moly Inc., a position he has held since 2007. Prior to that, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation. He worked with Newmont for ten years holding increasingly senior roles, including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold, where he held increasingly senior management roles including Senior Vice President of Corporate Development and Vice President Finance and Development. Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Hansen is also a director and serves on the Audit Committee of ASA Gold and Precious Metals Ltd. (NYSE).

Ron F. Hochstein

Mr. Hochstein is currently President and Chief Executive Officer of Denison Mines Corp., and previously served as its President and Chief Operating Officer since 2006, when International Uranium Corporation ("IUC") and Denison Mines Inc. combined to form Denison Mines Corp. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after serving as Vice President Corporate Development and Vice President and Chief Operating Officer. Prior to joining IUC, Mr. Hochstein was a project manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta. Mr. Hochstein is a director of Denison Mines Corp. (TSX, NYSE MKT). He is also a director and serves on the Audit Committees of Fortress Minerals Corp. (Chairman) (NEX); RB Energy Inc. (TSX); Sprott Resources Corp. (TSX-V); and Virginia Energy Inc. (TSX-V).

Tae Hwan Kim

Since 2012, Mr. Kim has been General Manager, Overseas Resources Development Department for KEPCO, an international electric power company headquartered in Korea. From 2009 to 2012, Mr. Kim was Senior Manager, Human Resources Department for KEPCO. Mr. Kim has been with KEPCO for over ten years, and has been involved in many domestic and overseas projects for KEPCO. Mr. Kim has an economics degree from Pusan National University and a Masters of Business Administration from Seoul National University.

Richard J. Patricio

Since 2005, Mr. Patricio has been the Executive Vice President, Corporate Affairs for Mega Uranium Ltd. In addition, Mr. Patricio is Vice President of Corporate and Legal Affairs for Pinetree Capital Ltd., responsible for merger and acquisition activity, corporate transactions and the administration of Pinetree. Prior to joining Pinetree, Mr. Patricio worked as in-house General Counsel for a senior TSX listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler Hoskin & Harcourt LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions. In addition to his legal and corporate experience, Mr. Patricio has built a number of mining companies with global operations. He holds senior officer and director positions in several junior mining companies that are listed on the TSX and TSX-Venture exchanges. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Prior to the Corporation’s acquisition of Titan Uranium Inc., Mr. Patricio was a director of Titan. Mr. Patricio is also a director of Caledonia Mining Corp. (TSX, AIM, NASDAQ-OTCQX); Terreno Resources Corp. (TSX-V); U3O8 Corp. (TSX, OTCQX); Mega Precious Metals Inc. (TSX-V); and Macarthur Minerals Ltd. (TSX). He formerly served as a director for Santa Maria Petroleum Inc. (formerly Quetzal Energy Ltd.); X-Terra Resources Corporation; Dejour Enterprises Ltd.; Mooncor Oil & Gas Corp.; and Vesta Capital Corp.

Cease Trade Orders and Bankruptcies

Except as set out below, to the knowledge of the Corporation, no director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Bovaird was a director of HMZ Metals Inc. (“HMZ”) at the time a management cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ’s failure to file its interim financial statements for the six month period ended June 30, 2005. The management cease trade order issued on September 6, 2005 expired on October 20, 2005. The management cease trade order issued on April 3, 2006 expired and was replaced with a permanent management cease trade order dated April 17, 2006, which was allowed to expire on June 2, 2008. Mr. Bovaird was also an independent director of Fort Chimo Minerals Inc. (“Fort Chimo”) at the time a management cease trade order was issued on June 5, 2007 requiring the directors, officers and insiders of Fort Chimo to cease all trading in, or acquisition of, the securities of Fort Chimo due to Fort Chimo’s failure to file its interim financial statements for the three month period ended March 31, 2007. The management cease trade order was allowed to expire on July 9, 2007 after Fort Chimo remedied the filing default.

Mr. Carroll is a director and President and Chief Executive Officer of World Wide Minerals Ltd., a Canadian public company which is subject to an issuer cease trade order issued by the Ontario Securities Commission on May 9, 2011 for failure to file financial statements and has not been revoked. Mr. Carroll was an independent director of Argus Corporation Limited (“Argus”) from April 2004 to November 2004 and of Hollinger from August 2004 to July 2005. In those capacities, he was subject to a management cease trade order issued by the Ontario Securities Commission on June 3, 2004, as varied, in respect of Argus, and June 1, 2004, as varied, in respect of Hollinger. Both management cease trade orders were issued because of Argus’ and Hollinger’s failure to file their respective financial statements and other requisite reports and have not expired. Argus and Hollinger were not able to file such financial statements and reports as a result of the non-filing of financial statements by their subsidiary Hollinger International, Inc. (now Sun-Times Media Group, Inc.).

Appointment of Auditors

The auditors of EFI are KPMG LLP, Chartered Accountants, who were first appointed auditors of EFI on April 12, 2007. The persons named in the form of proxy accompanying this Circular intend to vote for the reappointment of KPMG LLP as the auditors of EFI for the ensuing year or until their successors are appointed and to authorize the directors of EFI to fix the remuneration of the auditors, unless the shareholder has specified in the form of proxy that the EFI Common Shares represented by such proxy are to be withheld from voting in respect thereof.

Approval of By-Law No. 2 of the Corporation

The Corporation originally adopted its general By-Law No. 1 (the “Existing By-Law”) on April 15, 2005, which was ratified by shareholders on June 13, 2005. On January 23, 2014, the Board approved By-Law No. 2 (the “Proposed By-Law”), which updates the Existing By-Law to meet current industry practices and replaces and repeals the Existing By-Law. The Proposed By-Law became effective upon its approval by the Board. However, pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”), the Proposed By-Law will cease to be effective unless confirmed by a resolution adopted by a simple majority of the votes cast by shareholders at the Meeting. The full text of the Proposed By-Law is set forth in Schedule “B” to this Management Information Circular.

Summary of Notable Differences between the Proposed By-Laws and the Existing By-Laws

A copy of the Proposed By-Law is attached as Schedule “B” to this Circular. A summary of the notable differences between the Proposed By-Law and the Existing By-Law is provided below.

Subject Matter	Proposed By- Law Section	Discussion
Execution of Instruments	2.2

The Existing By-Law provides that the default requirement for execution of instruments is any two of the chairman, president or secretary. This default requirement in the Proposed By-Law is any one director or officer.

Canadian Majority directors	4.2

The Existing By-Law requires that a majority of the directors holding office, a majority of the directors participating in a Board meeting, and a majority of each committee of the Board, be resident Canadians. Since the Existing By-Law was enacted, the Canadian resident requirement in the Act was reduced to 25%. The Proposed By-Law reflects the 25% requirement.

Calling of Board Meetings	4.10

The Existing By-Law provides that Board meetings shall be held at such time and place as the Chairman of the Board, the Managing Director, the President, or any director may determine. The Proposed By-Law provides that Board meetings shall be held at such time and place as the Board, the Chair of the Board, the CEO, the President, a Vice-President who is a director, or any two directors may determine.

Audit Committee	5.1

The Existing By-Law specifies that the Audit Committee shall have the powers and duties provided in the Act. The Proposed By-Law is more general, as the requirements of the Corporation’s Audit Committee are prescribed not just in the Act, but also in the Securities Act (Ontario) and in various rules adopted under the Securities Act (Ontario).

Treasurer	6.1	The Existing By-Law refers to the appointment of a Treasurer, while the Proposed By-Law refers to the appointment of a Chief Financial Officer.
Dividend Cheques	9.2	The Existing By-Law requires that dividends by paid by cheque. The Proposed By-Law provides more flexibility in the manner in which dividends may be paid.
Method of Giving Notice	11.1

The Existing By-Law requires that notices be mailed, personally delivered, or sent by any means of transmitted or recorded communication. The Proposed By-Law specifically permits delivery of notices by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario).

Ratification of the Proposed By-Law

At the Meeting, shareholders will be asked to ratify the Proposed By-Law as adopted by the Board on January 23, 2014, in replacement of the Existing By-Law. A copy of the Proposed By-Law is attached as Schedule “B” to this Circular, and a summary of the material differences between the Proposed By-Law and the Existing By-Law is set out above.

Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the following resolution (the “Proposed By-Law Approval Resolution”):

BE IT RESOLVED THAT:

1.	By-Law No. 2 of the Corporation, substantially in the form set out in the management information circular of the Corporation dated March 26, 2014, be and is hereby approved, ratified and confirmed;

2.	By-Law No. 1 of the Corporation is hereby repealed; and

3.

any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

To be effective, the Proposed By-Law Approval Resolution must be approved by not less than a majority of the votes cast by the holders of EFI Common Shares present in person, or represented by proxy, at the Meeting.

The Board believes that approval of the Proposed By-Law and repeal of the Existing By-Law is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favor of the Proposed By-Law Approval Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favor of the Proposed By-Law Approval Resolution at the Meeting.”

Ratification of Advance Notice Amendment to By-Laws

On January 23, 2014, the Board approved an amendment to By-Law No. 2 of the Corporation (or, if the repeal of By-law No. 1A and the making of By-law No. 2 is not ratified by shareholders at the Meeting, By-law No. 1A) (the “By-Law Amendment”) to add an advance notice requirement (the “Advance Notice Requirement”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a requisition to call a shareholders meeting made pursuant to the provisions of the Act; or (b) a shareholder proposal made pursuant to the provisions of the Act.

The By-Law Amendment became effective upon its approval by the Board. However, pursuant to the provisions of the Act, the By-Law Amendment will cease to be effective unless confirmed by a resolution adopted by a simple majority of the votes cast by shareholders at the Meeting. The full text of the By-Law Amendment is set forth in Schedule “C” to this Management Information Circular.

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be given not less than 35 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

The Corporation and the Board believe that the Advance Notice Requirement provides a clear process for shareholders to follow to nominate directors and sets out a reasonable time frame for nominee submissions along with a requirement for accompanying information, allowing the Corporation and the shareholders to evaluate all nominees’ qualifications and suitability as a director of the Corporation. The purpose of the Advance Notice Requirement is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and sufficient information with respect to all nominees and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Requirement should assist in facilitating an orderly and efficient meeting process.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to adopt a resolution in substantially the form set out below (the “By-Law Amendment Resolution”), approving, ratifying and confirming the By-Law Amendment:

BE IT RESOLVED THAT:

1.

the amendment to By-Law No. 2 of the Corporation (or, if the repeal of By-law No. 1A and the making of By-law No. 2 is not ratified by shareholders at this Meeting, By-law No. 1A), substantially in the form set out in the management information circular of the Corporation dated March 26, 2014, be and is hereby approved, ratified and confirmed;

2.

the restatement of By-Law No. 2 of the Corporation (or, if the repeal of By-law No. 1A and the making of By-law No. 2 is not ratified by shareholders at this Meeting, By-law No. 1A) to reflect the foregoing amendment be and is hereby authorized; and

3.

any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

To be effective, the By-Law Amendment Resolution must be approved by not less than a majority of the votes cast by the shareholders present in person, or represented by proxy, at the Meeting.

The Board believes that the By-Law Amendment is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favor of the By-Law Amendment Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favor of the By-Law Amendment Resolution at the Meeting.”

EXECUTIVE COMPENSATION

Compensation Governance

During the most recently completed financial year, EFI's compensation committee (the “Compensation Committee”), was made up of four directors, being J. Birks Bovaird, W. Robert Dengler, Bruce D. Hansen, and Richard J. Patricio, each of whom is independent. Each of Messrs. Bovaird, Dengler, Hansen and Patricio has direct educational and work experience that is relevant to his responsibilities in executive compensation. The Compensation Committee has been delegated the task of reviewing and recommending to the Board the Corporation’s compensation policies, and reviewing such policies on a periodic basis to ensure they remain current, competitive and consistent with the Corporation’s overall goals.

The Compensation Committee also has the authority and responsibility to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (“CEO”), evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level (including salary incentive compensation plans and equity-based plans) based on this evaluation, as well as making recommendations to the Board with respect to any employment, severance or change of control agreements for the CEO. The ultimate decision relating to the CEO’s compensation rests with the Board, taking into consideration the Compensation Committee’s recommendations, corporate and individual performance, and industry standards.

The Compensation Committee has also been delegated the task of reviewing and approving for executive officers, other than the CEO, all compensation (including salary, incentive compensation plans and equity-based plans) and any employment, severance or change of control agreements, although the ultimate decision relating to any stock option or other equity grants rests with the Board. The experience of Board and committee members who are also involved as management of, or board members or advisors to, other companies also factors into decisions concerning compensation.

In September 2013, the Corporation engaged the Harlon Group, a compensation consulting company, to conduct a compensation study for employees, the executive team and the Board. The Harlon Group produced reports for each of these three groups during the fall of 2013 and was then asked, in January 2014, to provide data on stock option practices in the industry for the executive team and the Board. These reports were considered by the Compensation Committee in making its determinations and recommendations to the Board. The compensation survey data utilized in the Harlon Group’s review is from: (a) the Harlon Group proprietary salary survey data base containing over 6,000 titles of executive jobs in all industries for all sized organizations in the continental US, Canada, UK, Western Europe, Australia and New Zealand, including the Coopers Mining Salary Survey – 2011; and (b) a benchmark analysis of the following publicly held companies, considered to be a peer group for the Corporation, utilizing 2012 data from their respective 2013 proxy statements:

•	Uranium Energy Corp. (NYSE MKT: UEC) a US-based uranium mining and exploration company
•	Powertech Uranium Corp. (TSX: PWE) a uranium company with advanced properties in South Dakota and Colorado
•	UR-Energy Inc. – (NYSE MKT: URG) a junior uranium mining company
•	General Moly Inc. – (NYSE MKT: GMO) a US-based mineral company engaged in the exploration, development and mining of molybdenum
•	Uranerz Energy Corp. – (NYSE MKT: URZ) - a US mining company focused on near term commercial in-situ recovery uranium production
•	Uranium Resources Inc. - (NASDAQ MKT: URRE) - exploring, developing and mining uranium
•	Denison Mines Corp. - (NYSE MKT: DNN) - engaging in the exploration, development, mining, and milling of uranium in Canada, Zambia, and Mongolia
•	Hallador Energy Inc. – (NASDAQ MKT: HNRG) - primary focus in coal and oil and gas production
•	Peninsula Energy Ltd. – (ASX MKT: PEN) - an emerging uranium company with assets in Wyoming, USA and Karoo, South Africa
•	Aura Energy Ltd. – (ASX MKT: AEE) - Australian based uranium company that has advanced projects with large resources in Europe, Africa and Australia.

The following table sets forth the fees paid to consultants and advisors related to determining compensation for Named Executive Officers (“NEOs”) and directors for each of the two most recently completed financial years.

Year	Executive Compensation-Related Fees(1)	All Other Fees(2)
15-Month Period Ended December 31, 2013	US$17,176	Nil
Financial Year Ended September 30, 2012	US$24,010	Nil

Notes:

(1)	The aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of the Corporation’s directors or executive officers.

(2)	The aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported under “Executive Compensation Related Fees”.

Compensation Discussion and Analysis

Objectives of the Compensation Program

The objectives of EFI’s compensation programs are to attract and retain the best possible executives and to motivate the executives to achieve goals consistent with EFI’s business strategy. The compensation program is designed to reward executives for achieving these goals.

Elements of Compensation

The compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to manage EFI. During fiscal 2013, the three key elements used to compensate the NEOs of the Corporation were: (i) base salary; (ii) bonuses; and (iii) long-term incentives in the form of stock options. The Corporation had five NEOs during fiscal 2013: Stephen P. Antony; Graham G. Moylan; Harold R. Roberts; David C. Frydenlund and Gary R. Steele.

Determination of Compensation

Base Salaries

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining qualified executives.

Base compensation for the CEO is generally fixed by the Board at its regularly scheduled meeting in January of each year for that year, based on recommendations from the Compensation Committee. In making its recommendations to the Board, the Compensation Committee evaluates the CEO’s performance in light of the corporate goals and objectives set by the Compensation Committee for the CEO for the previous year, as well as levels of compensation provided by industry competitors. Increases or decreases in base salary on a year-over-year basis are dependent on the Compensation Committee’s recommendation to the Board and the Board’s assessment of the performance of EFI overall, EFI’s projects and the CEO’s individual contribution.

Base compensation for the NEOs, other than the CEO, is generally fixed by the Compensation Committee at its regularly scheduled meeting in January of each year for that year, based on recommendations from the CEO. In making his recommendations to the Compensation Committee, the CEO evaluates the NEO’s performance in light of the corporate goals and objectives set by the CEO for the NEOs for the previous year, as well as levels of compensation provided by industry competitors. Increases or decreases in base salary on a year-over-year basis are dependent on the Compensation Committee’s assessment of the performance of EFI overall, EFI’s projects and the particular individual’s contributions.

Bonuses

Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement by EFI of such specific objectives and the overall performance of the NEO, and in particular the contribution of the NEO, to the objective of maximizing value for EFI’s shareholders.

The bonus for the CEO for each financial year is approved by the Board, based on the overall financial performance of the Corporation, the achievement of objective measures and individual performance of the CEO as described under “Performance Goals”, and levels of bonuses provided by benchmark companies. The bonus for the CEO is determined in the sole discretion of the Board, based on recommendations from the Compensation Committee.

The bonus for the NEOs, other than the CEO, for each financial year are approved by the Compensation Committee, based on the overall financial performance of the Corporation, the achievement of objective measures and individual performance of the NEO as described under “Performance Goals”, and levels of bonuses provided by benchmark companies. Bonuses for the NEOs other than the CEO are determined in the sole discretion of the Compensation Committee, based on recommendations from the CEO, and the overall bonus pool approved by the Board in the budget for the year.

The bonus in respect of each financial year of EFI may be paid in one or more instalments, as determined by the Board, or the Compensation Committee, as the case may be.

Long-Term Incentives - Stock Options

EFI relies on the grant of stock options (“EFI Options”) to align management’s interests with shareholder value. Grant ranges are established independently each time grants of EFI Options are made, to provide competitive long-term incentive value, with significant recognition of the contribution and potential of the individual. The EFI Options generally have a five year term and, under the 2013 amended and restated stock option plan (the “EFI Option Plan”), an exercise price not less than the fair market value of a common share on the date of grant. For more information on the EFI Option Plan see “Securities Authorized for Issuance under Equity Compensation Plans” below.

All grants of EFI Options are approved by the Board, based on recommendations from the Compensation Committee. When recommending to the Board the number of EFI Options to be granted to an NEO, the Compensation Committee takes into account recommendations from the CEO. The Compensation Committee also considers the number and terms of EFI Options previously granted to the NEO, and considers option compensation granted by benchmark companies to executives with similar responsibilities, comparing such grants on the basis of the percentage they represent of base salary rather than the absolute number of such options. EFI Options granted to NEOs may be made subject to specific vesting requirements which may include vesting over a particular period.

Performance Goals

Performance goals apply in determining base salary increases, bonus awards, and the number of stock option awards for each NEO. These goals are subjective and, therefore, subject to discretion by the Compensation Committee and the Board. The following are summaries of the key performance goals and expectations applicable to the NEOs during 2013:

(a)	President and Chief Executive Officer

	(i)	Implement the strategic goals and objectives of EFI;

	(ii)	Manage the business and budget in such a way as to:

		i.	Increase shareholder value;

		ii.	Defer the need for additional financing through fiscal 2013 (excluding accretive mergers/acquisitions);

		iii.	Ensure the capability of increasing production commensurate with increases in commodity prices of both uranium and vanadium;

	(iii)	Ensure that the Corporation continues to emphasize a culture of personnel safety, professionalism, environmental stewardship, and good corporate governance;

	(iv)	Continue the Corporation’s position as the lead consolidator in the US uranium business and ensure that a positive mineral resource level is maintained;

	(v)	Increase the number of alternate feed material processing opportunities for the White Mesa Mill, and increase the Corporation’s uranium sales customer base;

	(vi)	Ensure that all permitting activity at specified projects continues to progress and achieve targeted milestones approved in the Corporation’s business plan; and

	(vii)	Identify and pursue strategic financial partners to support the development of certain specified projects.

(b)	Chief Financial Officer (“CFO”)

	(i)	Oversee the financial planning and budgeting processes for the Corporation;

	(ii)	Oversee the preparation of the Corporation’s financial statements and Management’s Discussion and Analysis (“MDA”) and all required tax returns;

	(iii)	Provide timely management reporting (variance analysis and performance measurement) enabling senior management to track financial and operational performance against corporate objectives and disclosed guidance;

	(iv)	Review monthly cost reports and variance analysis and forward-looking forecasts to assess corporate liquidity and identify areas to realize efficiencies;

	(v)	Maintain a strong internal controls environment;

	(vi)	Play a key role in executing public and private market capital raising initiatives;

	(vii)	Play a prominent role in the Corporation’s investor relations activities;

	(viii)	Play a key role in the identification, negotiation and execution of mergers and acquisitions and similar transactions; and

	(ix)	Work with the CEO in identifying and pursuing strategic financial partners to support the development of certain specified projects.

(c)	Executive Vice President and Chief Operating Officer (“COO”)

	(i)	Oversee all EFI operations in accordance with directions from the CEO;

	(ii)	Ensure mining and milling operations perform within budgeted cost and production numbers;

	(iii)	Ensure the capability of increasing production commensurate with increases in commodity prices of both uranium and vanadium;

	(iv)	Ensure EFI operations are in full compliance with all licenses, permits, regulations and laws;

	(v)	Ensure that the Corporation continues to emphasize a culture of personnel safety, professionalism and environmental stewardship;

	(vi)	Increase the number of alternate feed material processing opportunities for the White Mesa Mill; and

	(vii)	Obtain regulatory approvals relating to specified initiatives.

(d)	Senior Vice President, General Counsel and Corporate Secretary

	(i)	Provide legal support to the executive management team as required;

	(ii)	Manage all legal and regulatory challenges and litigation to achieve success;

	(iii)	Manage legal costs;

	(iv)	Ensure that:

		i.	All legal and regulatory issues and challenges are addressed when they arise, and anticipate and address all legal and regulatory issues that could prevent or delay production;

		ii.	Operational regulatory personnel are aware of and understand all applicable legal and regulatory requirements; and

	(v)	Ensure that the Corporation’s corporate governance meets regulatory and industry standards.

(e)	Senior Vice President, Marketing and Sales

	(i)	Develop the overall corporate marketing plan and strategy for EFI, consistent with operational and financial conditions and capabilities;

	(ii)	Manage EFI’s uranium and vanadium sales and business, including administering all contracts, identifying and pursuing opportunities for additional sales and negotiating contracts for new sales;

	(iii)	Continue to expand awareness of EFI’s production profile and capabilities for both uranium and vanadium, both domestically and internationally;

	(iv)	Work with the CEO in developing and promoting strategic partnering initiatives;

	(v)	Locate and pursue sources of alternate feed materials for processing at the White Mesa Mill; and

	(vi)	Increase EFI’s visibility among uranium traders, brokers, and financial houses to assure sources of purchased uranium at competitive prices.

The Compensation Committee considers the implications of risks associated with compensation policies and practices by working closely with the CEO. The CEO is tasked with ensuring that: (i) fair and competitive practices are followed regarding employee compensation at all levels of the Corporation; (ii) the compensation practices do not encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risk or that are reasonably likely to have a material adverse effect on EFI; and (iii) compensation policies and practices include regulatory, environmental compliance and sustainability as part of the performance metrics used in determining compensation. The CEO’s recommendations on these matters are taken into consideration by the Compensation Committee when reviewing and recommending to the Board the Corporation’s compensation policies.

EFI has in place a policy that restricts NEOs and directors from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in EFI Common Shares on October 1, 2008 with the total return of the S&P/TSX Composite GIC (Diversified Metals and Mining) Index for the five most recently completed financial years (assuming reinvestment of dividends) and reflects the Consolidation which occurred on November 5, 2013. EFI Common Shares are listed for trading on the TSX under the symbol “EFR” and on the NYSE MKT under the symbol “UUUU”.

	September 30, 2009	September 30, 2010	September 30, 2011	September 30, 2012	December 31, 2013(1)
Energy Fuels Inc.(2)	$17.50	$18.00	$12.50	$10.00	$8.00
Value of C$100 Investment	$100.00	$102.86	$71.43	$57.14	$45.71
S&P/TSX Composite GIC (Diversified Metals & Mining)	7,649.65	10,117.50	7,485.06	7,945.13	7,360.75
Value of C$100 Investment	C$100.00	C$132.26	C$97.85	C$103.86	$96.22

Note:

(1)	Reflects the 15-month period resulting from the change in the Corporation’s year-end from September 30 to December 31.

(2)	Reflects the Consolidation of common shares of the Corporation.

EFI’s compensation to executive officers has generally increased during the five most recently completed financial years. The total cumulative shareholder return for an investment in EFI Common Shares has decreased over the same period, commencing in 2011, due in part to the Fukushima natural disaster which occurred in March 2011 and the resulting decrease in uranium prices since that time. Executive compensation has increased during that period, in part due to the competition among organizations operating in the natural resources sector to attract and retain the best possible executives.

Option-Based Awards

The EFI Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of EFI. In determining the number of EFI Options to be granted to the executive officers, the Board takes into account the number of EFI Options, if any, previously granted to each executive officer, and the exercise price of any outstanding such options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

All option-based awards are approved by the Board, on the recommendation of the Compensation Committee.

Summary Compensation Table

In November 2013 the Corporation changed its financial year end from September 30 to December 31, which resulted in the most recent financial year being a 15-month financial period ended December 31, 2013. With the exception of Mr. Moylan whose compensation was paid in Canadian dollars, the compensation of the NEOs is paid and reported in United States dollars.

Name and Principal Position	Year(1)	Salary (US$)	Share-Based Awards (US$)	Option- Based Awards (US$)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value (US$)	All Other Compensation (US$)(3)	Total Compensation (US$)
					Annual Incentive Plans	Long-Term Incentive Plans
Stephen P. Antony President & CEO	2013 2012 2011	454,209 253,205 259,616	Nil Nil Nil	94,462 362,168 116,145	75,000 125,000 100,000	Nil Nil Nil	Nil Nil Nil	21,817 7,596 Nil	646,489 747,969 475,761
Graham G. Moylan(4)(5)(6) CFO	2013 2012 2011	293,485 21,179 Nil	Nil Nil Nil	87,552 176,921 Nil	25,158 Nil Nil	Nil Nil Nil	Nil Nil Nil	20,442 Nil Nil	426,637 198,100 Nil
Harold R. Roberts(7) Executive VP & COO	2013 2012 2011	303,542 229,092 203,324	Nil Nil Nil	59,664 74,211 144,727	32,500 37,100 47,100	Nil Nil Nil	Nil Nil Nil	7,246 4,421 4,970	402,952 344,824 400,121
David C. Frydenlund(7) Sr. VP, General Counsel and Corporate Secretary	2013 2012 2011	297,084 225,245 203,324	Nil Nil Nil	47,731 43,606 144,727	22,500 38,100 59,600	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	367,315 306,951 407,651
Gary R. Steele Sr. VP Marketing and Sales	2013 2012 2011	239,082 139,307 137,307	Nil Nil Nil	23,866 155,986 46,093	10,000 25,000 23,000	Nil Nil Nil	Nil Nil Nil	7,581 4,179 Nil	280,529 324,472 206,400

Notes:

(1)

The year 2013 represents the 15-month financial period ended December 31, 2013, which period resulted from the change of year-end from September 30 to December 31. The years 2012 and 2011 represent the 12-month financial years ended on September 30, 2012 and September 30, 2011, respectively.

(2)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of these options, see “Note 20 – Share-Based Payments” to EFI’s financial statements for the 15-month period ended December 31, 2013. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of: (i) Cdn$1 to US$0.9782 for the financial period ended December 31, 2013; (ii) Cdn$1 to US$1.0074 for the fiscal year ended September 30, 2012; and (iii) Cdn$1 to US$0.9867 for the fiscal year ended September 30, 2011.

(3)	These amounts represent retirement savings benefits contributed by the Corporation.

(4)

As Mr. Moylan is a resident of Canada, his compensation was paid in Canadian dollars. The amounts relating to his compensation have been converted into US dollars using an average annual exchange rate of (i) C$1 to US$0.9782 for the financial period ended December 31, 2013; and (ii) C$1 to US$1.0074 for the fiscal year ended September 30, 2012.

(5)	Mr. Moylan was appointed as CFO in September 2012. His salary indicated above for 2012 represents salary for the month of September 2012.

(6)	Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014.

(7)

Messrs. Roberts and Frydenlund were employed by the Corporation’s subsidiary both before and subsequent to the acquisition of the subsidiary from Denison Mines Corp. on June 29, 2012. Compensation for the entire year of 2012, which was paid by the subsidiary, is included even though the subsidiary was not acquired by the Corporation until June 29, 2012.

Incentive Plan Awards

The table below shows the number of EFI Options outstanding for each NEO and their value as at December 31, 2013 based on the last trade of EFI Common Shares on the TSX prior to the close of business on December 31, 2013 of $C6.09.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)(1)(2)	Option Expiration Date	Value of Unexercised In-the- Money Options (C$)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (C$)
Stephen P. Antony	20,000 3,000 6,000 6,000 19,200 20,000 16,000	17.50 17.50 10.00 25.50 15.50 11.50 8.75	2/4/2014 10/22/2014 7/13/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Graham G. Moylan(3)	12,000 12,500 15,000	11.50 11.50 8.75	9/1/2017 9/1/2017 7/16/2018	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harold R. Roberts	12,000 10,000	11.50 8.75	8/13/2017 7/16/2018	Nil Nil	Nil Nil	Nil Nil
David C. Frydenlund	7,000 8,000	11.50 8.75	8/13/2017 7/16/2018	Nil Nil	Nil Nil	Nil Nil
Gary R. Steele	2,000 2,000 2,400 6,000 12,000 4,000	17.50 10.00 25.50 15.50 11.50 8.75	7/17/2014 7/13/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1)	The number of EFI Options and the exercise price of EFI Options have been adjusted to take into account the Consolidation.

(2)	EFI Options were granted and are reported in Canadian dollars.

(3)	Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014.

Incentive Plan Awards – Value Vested or Earned

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(1) ($)
Stephen P. Antony	Nil	Nil	75,000
Graham G. Moylan(2)	Nil	Nil	25,158
Harold R. Roberts	Nil	Nil	32,500
David C. Frydenlund	Nil	Nil	22,500
Gary R. Steele	Nil	Nil	10,000

Notes:

(1)	The Corporation changed its year-end from September 30 to December 31 on November 5, 2013, which resulted in a 15- month financial period ended December 31, 2013.

(2)	Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014.

Pension Plan Benefits and Deferred Compensation Plans

EFI does not provide defined pension plan benefits or any other pension plans that provide for payments or benefits at, following or in connection with retirement to its directors or officers.

EFI does not have any deferred compensation plans relating to its NEOs.

Termination and Change of Control Benefits

The events that trigger payment to an NEO on account of a change of control are negotiated and documented in each employment contract or letter of understanding. These benefits attempt to balance the protection of the employee upon a change of control with the preservation of the executive base in the event such a change of control occurs. As noted below, there are certain circumstances that trigger payment, vesting of stock options, or the provision of other benefits to an NEO upon termination and change of control.

EFI has employment agreements or letters of understanding with each of the NEOs.

Stephen P. Antony

In the event of the termination of Mr. Antony’s employment without cause or upon a change of control of EFI, Mr. Antony will be entitled to receive all outstanding base salary and vacation accrued to the date of termination and a lump sum payment equal to two and one-half times his base salary, plus two and one-half times the amount of his highest annual performance bonus paid for any fiscal year beginning October 1, 2007. In the event of death or disability, Mr. Antony is entitled to receive all outstanding base salary and vacation accrued, plus payment of his base salary, either in a lump sum payment in the event of death or, in the event of a disability, over a period of twelve months thereafter. The effective term of Mr. Antony’s employment agreement is October 1, 2012 through September 30, 2015.

The estimated additional payment to Mr. Antony in the case of termination without cause, or upon a change of control, assuming that the triggering event took place on December 31, 2013 is US$1,525,000.

Graham G. Moylan

In the event Mr. Moylan’s employment was terminated without just cause, Mr. Moylan was entitled to termination pay in an amount equivalent to what he would have received in compensation and benefits for the twelve months following the date on which he was given written notification of termination, on the basis that Mr. Moylan’s bonus entitlement during such twelve month period shall be the greater of (a) the average of the annual bonus payments provided to him during his three preceding years of employment, and (b) 15% of his base salary. The estimated additional payment to Mr. Moylan in the case of such a termination, assuming that the termination took place on December 31, 2013, was $283,001 (based on an exchange rate of C$1.00 to US$0.9402 as of December 31, 2013).

Further, in the event of a change of control, Mr. Moylan may have elected to terminate his employment with EFI unilaterally within thirty days of the occurrence of the change of control. In such case, EFI would have paid Mr. Moylan all outstanding base salary and vacation pay accrued to the effective date of termination and provided a lump sum payment equal to two times his base salary plus two times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Moylan in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2013, was $498,308 (based on an exchange rate of C$1.00 to US$0.9402 as of December 31, 2013).

It should be noted that Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014, and, as a result, none of the foregoing amounts are payable to Mr. Moylan.

Harold R. Roberts

In the event Mr. Roberts is laid off, he will be entitled to severance pay in an amount equal to twelve months of his base salary at the time of layoff plus the greater of (a) one times any bonus received between July 1, 2012 and the time of layoff, or (b) 15% of his current base salary at the time of layoff. The estimated additional payment to Mr. Roberts in the case of a layoff, assuming that the triggering event took place on December 31, 2013 is $272,100.

Further, in the event that within six months after a change of control, Mr. Roberts is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 15% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Roberts all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times his base salary plus one and one-half times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Roberts in the case of termination upon a change of control, assuming that the triggering event took place on the last business day of the 15-month period ended December 31, 2013, is US$423,150.

David C. Frydenlund

In the event Mr. Frydenlund is laid off, he will be entitled to severance pay in an amount equal to three months of his base salary at the time of layoff. The estimated additional payment to Mr. Frydenlund in the case of a layoff, assuming that the layoff took place on December 31, 2013, is US$57,500. In addition, the Corporation will reimburse all direct costs of relocating Mr. Frydenlund and his family to Canada, provided such relocation occurs within 14 months from the date of termination. Such reimbursement will not apply to the extent the costs contemplated are paid by another employer.

Further, in the event that within six months after a change of control, Mr. Frydenlund is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 15% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Frydenlund all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one times his base salary plus one times the amount of the highest annual performance bonus paid to him since 2010. The estimated additional payment to Mr. Frydenlund in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2013, is US$289,600.

Gary R. Steele

In the event of a change of control, Mr. Steele may elect to terminate his employment with EFI unilaterally within thirty days of the occurrence of the change of control. If his employment is so terminated, EFI will pay Mr. Steele all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times his base salary plus one and one-half times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Steele in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2013, is US$322,500.

Director Compensation

Director Compensation Table

EFI’s policy with respect to directors’ compensation was developed by the Board, on recommendation of the Compensation Committee. As noted above, during 2013 the Corporation changed its financial year-end from September 30 to December 31, which resulted in the most recent financial year being the 15-month period ended December 31, 2013. The following table sets forth the compensation awarded, paid to or earned by the directors of EFI during the most recently completed financial year. Directors of EFI who are also officers or employees of EFI are not compensated for service on the Board; therefore no fees are payable to Stephen P. Antony for his service as a director of EFI.

Name	Fees Earned ($)(1)(2)	Share- Based Awards ($)	Option- Based Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
J. Birks Bovaird	82,298	Nil	59,664	Nil	Nil	Nil	141,962
Paul A. Carroll	48,792	Nil	59,664	Nil	Nil	Nil	108,456
Eun Ho Cheong(4)(5)	9,334	Nil	Nil	Nil	Nil	Nil	9,334
W. Robert Dengler	52,664	Nil	59,664	Nil	Nil	Nil	112,308
Lawrence A. Goldberg	59,308	Nil	59,664	Nil	Nil	Nil	118,972
Mark E. Goodman	48,792	Nil	59,664	Nil	Nil	Nil	108,456
Bruce D. Hansen	68,420	Nil	59,664	Nil	Nil	Nil	128,084
Ron F. Hochstein	49,587	Nil	59,664	Nil	Nil	Nil	109,250
Sheldon Inwentash(6)	7,826	Nil	Nil	Nil	Nil	Nil	7,826
Stephen N. Khan(4)(7)	12,636	Nil	Nil	Nil	Nil	Nil	12,636
Richard Patricio	57,046	Nil	59,664	Nil	Nil	Nil	116,710

Notes:

(1)	The Corporation changed its year-end from September 30 to December 31 on November 5, 2013, resulting in a 15-month financial period for the year ended December 31, 2013.

(2)

Except for Mr. Hansen (a US director), directors’ compensation was paid in Canadian dollars. The amounts relating to such directors’ compensation have been converted into US dollars using an average annual exchange rate of C$1 to US$0.9782 for the financial period ended December 31, 2013.

(3)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of options, see “Note 16 – Share-Based Payments” to EFI’s financial statements for the 15-month period ended December 31, 2013. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of C$1 to US$0.9782 for the financial period ended December 31, 2013.

(4)	Mr. Cheong and Mr. Khan were appointed as directors by the Board effective September 3, 2013.

(5)	Mr. Cheong resigned as a director effective January 13, 2014.

(6)	Mr. Inwentash resigned as a director on March 6, 2013.

(7)	On March 26, 2014, Mr. Khan submitted his resignation as a director, effective March 31, 2014.

Retainer and Meeting Fees

EFI’s director compensation program is designed to enable EFI to attract and retain highly qualified individuals to serve as directors. In fiscal 2013, directors’ compensation, which is paid only to non-employee directors, consisted of: For the period October 1, 2012 through September 30, 2013:

•	annual retainer for Board Member of C$20,000;

•	annual retainer for committee (other than Audit Committee) Chairs of C$25,000;

•	annual retainer for audit committee Chair of C$40,000;

•	annual retainer for Chair of the Board of C$50,000;

•	meeting fee of C$1,500 per meeting for any and all Board and committee meetings if attended in person or telephonically; and

•	reimbursement of related travel and out-of-pocket expenses.

Effective October 1, 2013, the Board reduced by 25% all compensation of the members of the Board, including all annual base compensation for Board members, Chairs of Committees, the Audit Chair and the Chairman of the Board, and all meeting fees for Board and Committee meetings. This reduction does not apply to reimbursement of expenses. As a result of this reduction, effective October 1, 2013, the directors’ compensation, which is paid only to non-employee directors, consisted of:

For the period October 1, 2013 through December 31, 2013:

•	annual retainer for Board Member of C$15,000;

•	annual retainer for committee (other than Audit Committee) Chairs of C$18,750;

•	annual retainer for audit committee Chair of C$30,000;

•	annual retainer for Chair of the Board of C$37,500;

•	meeting fee of C$1,125 per meeting for any and all Board and committee meetings if attended in person or telephonically; and

•	reimbursement of related travel and out-of-pocket expenses.

Incentive Plan Awards

The table below shows the number of stock options outstanding for each director and their value as at December 31, 2013 based on the last trade of the EFI Common Shares on the TSX prior to the close of business on December 31, 2013 of C$6.09.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2013

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Value of Unexercised In-the-Money Options ($)
			Option Exercise Price (C$)(1)(2)	Option Expiration Date	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
J. Birks Bovaird (Chair)	2,000 3,000 2,000 7,200 20,000 10,000	17.50 15.00 25.50 15.50 11.50 8.75	2/4/2014 8/5/2015 4/16/2016 3/7/2017 8/27/2017 7/16/2018	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Paul A. Carroll	3,000 4,000 7,200 20,000 10,000	15.00 25.50 15.50 11.50 8.75	8/5/2015 4/16/2016 3/7/2017 8/27/2017 7/16/2018	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Eun Ho Cheong(3)(4)	Nil	NA	NA	Nil	Nil	Nil
W. Robert Dengler	20,000 10,000	11.50 8.75	8/27/2017 7/16/2018	Nil Nil	Nil Nil	Nil Nil
Lawrence A. Goldberg	7,200 20,000 10,000	15.50 11.50 8.75	3/7/2017 8/27/2017 7/16/2018	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mark E. Goodman	3,000 2,000 7,200 20,000 10,000	0.30 25.50 15.50 11.50 8.75	8/5/2015 4/16/2016 3/7/2017 8/27/2017 7/16/2018	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Bruce D. Hansen	2,000 3,000 2,000 7,200 20,000 10,000	17.50 15.00 25.50 15.50 11.50 8.75	2/4/2914 8/5/2015 4/16/2016 3/7/2017 8/27/2017 7/16/2018	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Ron F. Hochstein	20,000 10,000	11.50 8.75	8/27/2017 7/16/2018	Nil Nil	Nil Nil	Nil Nil
Sheldon Inwentash(5)	6,800 7,200 20,000	43.00 15.50 11.50	3/6/2015 3/6/2015 3/6/2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steven N. Khan(3)(6)	7,350 4,410 5,880 7,350	22.11 39.80 19.05 7.60	2/17/2015 12/23/2015 2/22/2022 10/26/2022	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Richard Patricio	7,200 2,720 3,400 20,000 10,000	15.50 19.50 43.00 11.50 8.75	3/7/2017 3/7/2015 3/7/2016 8/27/2017 7/16/2018	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Notes:

(1)	The number of options and the exercise price of the options has been adjusted to take into account the Consolidation.

(2)	The options were granted and are reported in Canadian dollars.

(3)

Mr. Cheong and Mr. Khan were appointed as directors by the Board effective September 3, 2013. The options listed for Mr. Khan represent Strathmore Replacement Options granted by the Corporation to the existing holders of Strathmore options on August 31. 2013, pursuant to the Strathmore acquisition. See “Strathmore Replacement Options” below.

(4)	Mr. Cheong resigned as a director effective January 13, 2014.

(5)	Mr. Inwentash resigned as a director on March 6, 2013.

(6)	On March 26, 2014, Mr. Khan submitted his resignation as a director, effective March 31, 2014.

Incentive Plan Awards – Value Vested or Earned During the 15-Month Period Ended December 31, 2013

	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(1)
Name	($)	($)	($)
J. Birks Bovaird	Nil	Nil	Nil
Paul A. Carroll	Nil	Nil	Nil
Eun Ho Cheong	Nil	Nil	Nil
W. Robert Dengler	Nil	Nil	Nil
Lawrence A. Goldberg	Nil	Nil	Nil
Mark E. Goodman	Nil	Nil	Nil
Bruce D. Hansen	Nil	Nil	Nil
Ron F. Hochstein	Nil	Nil	Nil
Sheldon Inwentash	Nil	Nil	Nil
Steven N. Khan	Nil	Nil	Nil
Richard Patricio	Nil	Nil	Nil

Note:

(1)	The Corporation changed its year-end from September 30 to December 31 on November 5, 2013, resulting in a 15-month financial period for the year ended December 31, 2013.

Share Ownership Requirement

At its meeting held on January 23, 2014, the Board adopted a share ownership requirement for Board members. It provides that all non-employee directors must own a requisite number of EFI Common Shares by the later of five years from the commencement of their directorship or the date on which the EFI Common Share ownership requirement was adopted. Under this requirement, non-employee directors are required to own EFI Common Shares with a value equal to twice the value of their annual director retainers. EFI Common Shares are valued at the higher of the price they were acquired or the year-end closing price of the Corporation’s shares on the TSX for the previous year. Further, until such time as a non-employee director reaches his or her share ownership requirement, the non-employee director is required to hold 50% of all EFI Common Shares received upon exercise of stock options (net of any EFI Common Shares utilized to pay for the exercise price of the option and tax withholding), and shall not otherwise sell or transfer any EFI Common Shares. This requirement does not apply to a nominee of a shareholder of the Corporation pursuant to a contractual right of the shareholder to nominate one or more directors to the Board. As a result, these requirements do not apply to Mr. Kim, as the nominee of KEPCO, which has a contractual right to designate a nominee for election as a director.

Securities Authorized For Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2013, concerning options outstanding pursuant to the EFI Option Plan, which has been approved by shareholders:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options(1)	Weighted-average exercise price of outstanding options (C$)(1)	Number of Common Shares remaining available for future issuance under the EFI Option Plan
EFI Option Plan	746,220	$12.82	1,215,997
Strathmore Replacement Options	49,098	22.04	Nil
Total	795,318	13.39	1,215,997

(1)	The number of EFI Common Shares and the exercise price have been adjusted to take into account the Consolidation.

EFI Option Plan

The stock option plan of the Corporation was established by the directors on February 24, 2003 and first approved by shareholders on July 8, 2003. The stock option plan was re-approved by shareholders on June 13, 2005, and again on May 26, 2006. At an annual and special meeting of shareholders held on May 16, 2007, the 2007 Amended and Restated Stock Option Plan was approved, which reflected certain amendments to the stock option plan of EFI so as to remove provisions that were required when EFI was listed on the TSX-V, but were no longer required after EFI became listed on the TSX in March 2007. The 2007 Amended and Restated Stock Option Plan was again ratified by shareholders at the annual and special meeting of shareholders on March 10, 2010. On January 25, 2013, the Board approved the EFI Option Plan, which incorporates amendments and updates to the 2007 Amended and Restated Stock Option Plan, to update the plan to meet current industry practices. The EFI Option Plan was ratified by shareholders at the annual and special meeting of shareholders held on March 6, 2013.

Strathmore Replacement Options

The Corporation issued 292,971 stock options of the Corporation (adjusted for the Consolidation) to the holders of options granted pursuant to the Strathmore Option Plan in connection with the acquisition of Strathmore on August 31, 2013. These options are exercisable for EFI Common Shares. No further stock options will be granted pursuant to the Strathmore Option Plan. The options have varying expiry dates with the last options expiring in October 2022.

AUDIT COMMITTEE DISCLOSURE

EFI is required to have an audit committee (the “Audit Committee”). The following directors, all of whom are independent directors, are currently members of EFI’s Audit Committee: Paul A. Carroll, Lawrence A. Goldberg, Bruce D. Hansen and Ron F. Hochstein. Lawrence A. Goldberg is the Chair of the Audit Committee.

Additional information regarding EFI’s Audit Committee, its members and charter, as well as information concerning auditor compensation, is set out in EFI’s Annual Information Form which may be found on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with National Instrument 58-101, information on EFI’s corporate governance practices is set out in Schedule “A” to this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person proposed or who has been a director or executive officer of EFI at any time since the beginning of its last completed financial year, or any associate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of EFI or proposed nominee for election as director or any of their associates or affiliates had any material interest in any transactions involving EFI since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would affect EFI.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year, other than routine indebtedness as defined under Canadian securities laws, no director or executive officer of EFI, no proposed nominee for election as a director of EFI and no associate of any such director, executive officer or proposed nominee: (a) is, or at any time since the beginning of the most recently completed financial year has been, indebted to EFI or any of its subsidiaries, and (b) has any indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by EFI or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to EFI may be found on SEDAR at www.sedar.com. Financial information is provided in EFI’s comparative financial statements and MDA for the 15-month period ended December 31, 2013 which are available on SEDAR or can be received upon written request to EFI at 225 Union Blvd., Suite 600, Lakewood, Colorado, USA 80228.

The board of directors of EFI has approved the contents and the sending of this Circular.

DATED at Lakewood, Colorado, USA this 26th day of March, 2014.

BY ORDER OF THE BOARD

(Signed) “Stephen P. Antony”

Stephen P. Antony, President and Chief
Executive Officer

SCHEDULE “A”

CORPORATE GOVERNANCE DISCLOSURE

The board of directors (the “Board”) of Energy Fuels Inc. (“EFI”) is currently comprised of eleven directors.

The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Corporation’s corporate governance policies. Under NI 52-110, a director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with EFI. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. With the assistance of the Governance and Nominating Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 26, 2014.

Nine of the eleven directors are considered by the Board to be independent within the meaning of NI 52-110. Stephen P. Antony is not an independent director as he is the President and Chief Executive Officer (“CEO”) of EFI. Mr. Kim is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Corporation’s strategic relationship with KEPCO, KEPCO’s significant shareholding in the Corporation and his position with KEPCO. However, each of the remaining directors, namely, J. Birks Bovaird, Paul A. Carroll, W. Robert Dengler, Lawrence A. Goldberg, Mark E. Goodman, Bruce D. Hansen, Ron F. Hochstein, Steven N. Khan and Richard Patricio are independent directors of EFI. A majority of the directors of EFI are therefore independent within the meaning of NI 52-101. Messrs. Dengler and Khan are not standing for re-election at the meeting.

A number of directors of EFI are also directors of other reporting issuers. See “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors” in EFI’s Management Information Circular dated March 26, 2014.

The Chair of the Board of EFI, J. Birks Bovaird, is not a member of management and is an unrelated and independent director. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management.

The independent directors of the Board are encouraged by the Board to hold private sessions as such independent directors deem necessary in the circumstances. In the 15-month period ended December 31, 2013, the independent directors held separate in camera sessions following 12 Board meetings, and had informal discussions from time to time.

The Board held a total of 15 meetings during the financial year ended December 31, 2013, which was a 15-month period. The following table shows the number of Board meetings each director attended during that period.

Name	Number of Board Meetings Held While a director	Number of Board Meetings Attended
J. Birks Bovaird	15	15
Stephen P. Antony	15	14
Paul A. Carroll	15	13
Eun Ho Cheong(1)	6	3
W. Robert Dengler	15	15
Lawrence A. Goldberg	15	12
Mark E. Goodman	15	13
Bruce D. Hansen	15	14
Ron F. Hochstein	15	12
Sheldon Inwentash(2)	4	2
Steven N. Khan(1)(3)	6	6
Richard J. Patricio	15	15

Notes
(1) Appointed to the Board on September 3, 2013 and resigned January 13, 2014.
(2) Resigned from the Board effective March 6, 2013.
(3) On March 26, 2014, Mr. Khan submitted his resignation as a director, effective March 31, 2014.

Board Mandate

The Board’s mandate is set out in EFI’s Corporate Governance Manual as approved by the Board. The Board is responsible, directly and through its committees, for the supervision of the management of the business and affairs of EFI. The Board seeks to ensure the viability and long-term financial strength of EFI and the creation of enduring shareholder value. In pursuing these objectives, the Board will have regard to the best interests of shareholders and EFI and to the needs of its other stakeholders, including the needs of the communities in which EFI conducts its business and the needs of its employees and suppliers.

To assist the Board in the implementation of its mandate, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

The Board selects and appoints EFI’s President and CEO and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of EFI, and certain other material public communications. The Board has implemented a Corporate Disclosure Policy, which it reviews annually, to ensure effective communication between EFI, its shareholders, respective investors, the public and other stakeholders, including the dissemination of information on a regular and timely basis. The CEO has dedicated a portion of his time to communicate with shareholders and prospective investors. Through its officers, EFI responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the Board to comply with legal and regulatory requirements with respect to all of EFI’s activities.

Position Descriptions

The Board has adopted a written position description for the CEO of EFI. The primary role of the CEO is to develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to the creation of shareholder value, to develop and recommend to the Board annual business plans and budgets that support EFI’s long term strategy, and to ensure that the day-to day business affairs of EFI are appropriately managed, including evaluation of EFI’s operating performance and initiating appropriate action where required. In order to fulfill this role, the CEO is expected to ensure that EFI has an effective management team and to have an active plan for its development and succession, and to foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility, including ensuring that EFI is in compliance with its Corporate Disclosure Policy and Environment, Health and Safety Policy and internal controls and procedures. Finally, the CEO is expected to ensure that EFI builds and maintains strong, positive relationships with its investors, employees and the corporate and public community.

The position description for the Chair of the Board is set out in EFI’s Corporate Governance Manual. The primary role of the Chair is to provide leadership to the Board, to ensure that the Board can function independently of management and fully discharges its duties. This involves acting as a liaison between the Board and management, working with management to schedule Board meetings and with committee chairs to coordinate scheduling committee meetings, ensuring the appropriate agendas for meetings, ensuring the proper flow of information to the Board, and reviewing the adequacy and timing of documented material in support of management’s proposals. The Chair of the Board also works with the Governance and Nominating Committee to ensure proper committee structure, including assignments of members and committee Chairs, as well as chairs all meetings of the Board, and when requested by the CEO, meetings of shareholders.

The Board has developed written position descriptions for the Chair of each committee. The primary responsibilities of the Chair of each committee are to: develop the agenda for each meeting of the committee, preside over committee meetings; oversee the committee’s compliance with its Charter or Terms of Reference and Mandate; work with management to develop the committee’s annual work plan; together with management, identify, review and evaluate matters of concern to the committee; and report regularly to the Board.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on EFI and its management and are fully briefed by senior management on the corporate organization and key current issues. The information package includes contact information, EFI’s organizational chart, the Articles and By-Laws of EFI, EFI’s Corporate Governance Manual and certain key documents and plans such as EFI’s Stock Option Plan, Shareholder Rights Plan, Directors’ and Officers’ Insurance Policy and Indemnity Agreement. EFI’s Corporate Governance Manual describes the roles, responsibilities and mandates of the Board, its committees, its directors, the Chair of the Board, the Chairs of each committee and the CEO, and includes copies of all of EFI’s adopted codes and policies. In addition, new directors are introduced to EFI’s website, which includes EFI’s most recent Annual Information Form, Form 40-F, Management Information Circulars, press releases, material change reports and other continuous disclosure documents, all of which provide the information necessary for a new director to become familiar with the nature and operation of EFI’s business. Management is also available to answer any questions from or to provide any additional orientation for new directors that may be required. Visits to key operations may also be arranged for new directors.

Although EFI does not generally provide formal training programs for its directors, the Board encourages directors to participate in continuing education programs. One director has successfully completed a director certification program offered by a major Canadian university. In addition, Board members are often provided with notices and other correspondence from counsel and other advisors, which report on developments affecting corporate and securities law matters and governance generally. Any material developments affecting the ability of directors to meet their obligations as directors are brought to the attention of the Governance Committee by management, and appropriate actions are taken by the Governance and Nominating Committee to ensure that directors maintain the skill and knowledge necessary to meet their obligations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers, and employees of EFI, which is contained in EFI’s Corporate Governance Manual. The Corporate Governance Manual is provided to each new director, and a copy of the Code is provided to each new employee. The Code is also published on EFI’s website. In addition, at the time of each annual meeting of shareholders, the directors and officers of EFI are required to affirm their compliance with the Code in writing.

The Code sets out in detail the core values and the principles by which EFI is governed, and addresses topics such as: conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest; protection and proper use of corporate assets and opportunities; confidentiality of corporate information; fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations; and reporting of any illegal or unethical behaviour. Under the Code and applicable law, any director or officer who has a material interest in a transaction or agreement is required to disclose his or her interest and refrain from voting or participating in any decision relating to the transaction or agreement.

The management of EFI is committed to fostering and maintaining a culture of high ethical standards and compliance that ensures a work environment that encourages employees to raise concerns to the attention of management and that promptly addresses any employee compliance concerns. Under the Code, all directors, officers, and employees must take all reasonable steps to prevent contraventions of the Code, to identify and raise issues before they lead to problems, and to seek additional guidance when necessary. If breaches of the Code occur, they must be reported promptly. EFI maintains appropriate records evidencing compliance with the Code. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board will review the Code periodically and review management’s monitoring of compliance with the Code, and if necessary, consult with members of EFI’s senior management team and audit committee (the “Audit Committee”), as appropriate, to resolve any reported violations of the Code. Any waivers from the Code that are granted for the benefit of EFI’s directors or executive officers shall be granted by the Board. Violations of the Code by a director, officer or employee are grounds for disciplinary action, up to and including immediate termination and possible legal prosecution.

Where a material departure from the Code by a director or executive officer constitutes a material change, EFI will file a material change report disclosing the date of the departure, the parties involved in the departure, the reason why the Board has or has not sanctioned the departure, and any measures the Board has taken to address or remedy the departure. No material change reports have been filed since the beginning of the financial year ended December 31, 2013 that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

EFI also expects all agents, consultants and contractors to comply with the Code.

Nomination of Directors

The Board has a Governance and Nominating Committee (the “GN Committee”), which is composed entirely of independent directors. The GN Committee has the general responsibility for developing and monitoring EFI’s approach to corporate governance issues and for identifying and recommending to the Board nominees for appointment or election as directors. The GN Committee’s responsibilities include the following: assessing the effectiveness of the Board as a whole, the Chair of the Board, the committees of the Board and the contribution of individual directors on a periodic basis; ensuring that, where necessary, appropriate structures and procedures are in place to ensure that the Board can function independently of management; periodically examining the size of the Board, with a view to determining the impact of the number of directors upon effectiveness; identifying individuals qualified to become new Board members and recommending to the Board all director nominees for election or appointment to the Board; assessing directors on an ongoing basis; and recommending to the Board the members to serve on the various committees. In addition, the GN Committee reviews EFI’s disclosure of its corporate governance practices in EFI’s Circular each year.

During the financial year ended December 31, 2013, the GN Committee was responsible for proposing new candidates for Board nomination. In making its recommendations to the Board, the GN Committee considers what competencies and skills the Board, as a whole, should possess, the competencies and skills each existing director possesses, and the competencies and skills each new nominee will bring to the boardroom. The GN Committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

Majority Voting Policy

On January 25, 2013, the Board adopted a majority voting policy. Pursuant to the majority voting policy, forms of proxy for meetings of the shareholders of EFI at which directors are to be elected provide the option of voting in favour, or withholding from voting, for each individual nominee to the Board. If, with respect to any particular nominee, the number of shares withheld from voting exceeds the number of shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders, and such nominee is expected to submit his or her resignation to the Board, to take effect on acceptance by the Board. The GN Committee and the compensation committee (the “Compensation Committee”) will review any such resignation and make a recommendation to the Board regarding whether or not such resignation should be accepted. The Board will determine whether to accept the resignation within 90 days following the shareholders’ meeting. If the resignation is accepted, subject to any corporate law restrictions, the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of EFI, (ii) fill the vacancy by appointing a director whom the Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders of EFI to consider the election of a nominee recommended by the Board to fill the vacant position. The majority voting policy applies only in the case of an uncontested shareholders’ meeting.

Compensation

EFI has a Compensation Committee, which is composed entirely of independent directors. The Compensation Committee has been delegated the task of reviewing and recommending to the Board EFI’s compensation policies, and reviewing such policies on a periodic basis to ensure they remain current, competitive and consistent with EFI’s overall goals. The Compensation Committee also has the authority and responsibility to review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level (including salary incentive compensation plans and equity-based plans) based on this evaluation, as well as making recommendations to the Board with respect to any employment, severance or change of control agreements for the CEO. The ultimate decision relating to the CEO’s compensation issues rests with the Board, taking into consideration the Compensation Committee’s recommendations, corporate and individual performance, and industry standards. The Compensation Committee has also been delegated the task of reviewing and approving for executive officers, other than the CEO, all compensation (including salary, incentive compensation plans and equity-based plans) and any employment, severance or change in control agreements, although the ultimate decision relating to any stock option or other equity grants rests with the Board. The experience of Board and committee members who are also involved as management of, or board members or advisors to, other companies also factors into decisions concerning compensation; however no formal objectives, criteria or analysis are used.

The Compensation Committee is also responsible for making recommendations to the Board with respect to the adequacy and form of compensation payable to and benefits of directors in their capacity as directors (including Board and committee retainers, meeting and committee fees, incentive compensation plans, and equity-based plans), so as to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director. Additional responsibilities of the Compensation Committee include: (i) considering the implications of the risks associated with EFI’s compensation policies and practices and the steps that may be taken to mitigate any identified risks; (ii) reviewing executive compensation disclosure before EFI publicly discloses such information; and (iii) reviewing, and approving periodically management’s succession plans for executive management, including specific development plans and career planning for potential successors, and recommending them to the Board.

During the financial year ended December 31, 2013, the Compensation Committee was responsible for administering the executive compensation program of EFI. For further information regarding how the Board determines the compensation for EFI’s directors and officers please see “Executive Compensation” in the Management Information Circular.

Other Board Committees

In addition to the GN Committee and Compensation Committee, EFI has an Audit Committee and an Environment, Health and Safety Committee (“EHS Committee”).

Audit Committee

The Audit Committee is a committee established and appointed by and among the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Corporation. In so doing, the Audit Committee provides an avenue of communication among the external auditor, management, and the Board. The Committee’s purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives, the Audit Committee oversees relations with the external auditor, reviews the effectiveness of the internal audit function, and oversees the accounting and financial reporting processes of EFI and audits of financial statements of EFI.

EHS Committee

The mining industry, by its very nature, can have an impact on the natural environment. As a result, environmental planning and compliance must play a very important part in the operations of any company engaged in these activities. EFI takes these issues very seriously and has established the EHS Committee to assist the Board in fulfilling its oversight responsibilities for environmental, health and safety matters. The mandate of the EHS Committee is to oversee the development and implementation of policies and best practices relating to environmental, health and safety issues in order to ensure compliance with applicable laws, regulations and policies in the jurisdictions in which EFI carries on business. Due to the complexity of uranium exploration, mining and milling, the Board determined that it was appropriate that a member of management sit on the EHS Committee to ensure that technical expertise is properly brought before the EHS Committee. The fact that all of the members of the EHS Committee are not independent is balanced by the fact that a majority of the members of the EHS Committee and the Chair of the EHS Committee are independent, and that the key recommendations of the EHS Committee are considered by the full Board.

Assessments

In January each year the GN Committee distributes, receives and reviews the results of written Board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The assessments also include peer reviews of all other directors and a self-assessment as to each director’s effectiveness and contribution as a Board member. After the assessments are reviewed, the GN Committee reports the results to the Board and makes any recommendations to the Board to improve EFI’s corporate governance practices. This process occurs prior to the consideration by the GN Committee of nominations for Board member elections at the Annual Meeting of Shareholders each year.

SCHEDULE “B”

BY-LAW NO. 2

A by-law relating generally to the transaction of the business and affairs of

ENERGY FUELS INC.

CONTENTS

Section 1	-	Interpretation
Section 2	-	Business of the Corporation
Section 3	-	Borrowing and Securities
Section 4	-	Directors
Section 5	-	Delegation
Section 6	-	Officers
Section 7	-	Protection of Directors, Officers and Others
Section 8	-	Shares
Section 9	-	Dividends and Rights
Section 10	-	Meetings of Shareholders
Section 11	-	Notices
Section 12	-	Effective Date

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION 1
INTERPRETATION

1.1

Definitions - In the by-laws of the Corporation, unless the context otherwise requires, capitalized terms used but not defined in this By-Law shall have the meanings attributed to them in the Act, except that:

"Act" means the Business Corporations Act (Ontario), and any statute that may be substituted therefor, as amended, restated or in effect from time to time;

"appoint" includes "elect" and vice-versa;

"articles" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution or articles of revival and includes any amendments thereto;

"Board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means Energy Fuels Inc.;

"meeting of shareholders" includes an annual meeting of shareholders or a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) and any statute that may be substituted therefor, as amended, restated or in effect from time to time;

"recorded address" means:

1.      (a)      in the case of a shareholder, that person's address as recorded in the securities register;

2.      (b)      in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and

3.      (c)      in the case of a director, officer, auditor or member of a committee of the Board, that individual's latest address as recorded in the records of the Corporation;

"Regulations" means the regulations made under the Act, as amended, restated or in effect from time to time; and

"signing officer" means, in relation to any instrument, any person authorized to sign the instrument on behalf of the Corporation by Section 2.2 or by a resolution passed pursuant thereto;

1.2

Interpretation – Words in the singular include the plural and vice-versa, words in one gender include all genders, and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION 2
BUSINESS OF THE CORPORATION

2.1

Corporate Seal - The Corporation may have one or more different corporate seals which may be adopted or changed from time to time by the Board, on which the name of the Corporation appears in the language or one or more of the languages set out in the articles.

2.2

Execution of Instruments - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one of the directors or officers. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal (if any) to any instrument. Any signing officer may certify a copy of any instrument, resolution, by-law or other document of the Corporation to be a true copy thereof.

2.3

Execution in Counterpart - Any articles, notice, resolution, requisition, statement or other document required or permitted to be executed in several documents of like form each of which is executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document and to bear date as of the date of execution thereof by the last person.

2.4

Banking Arrangements - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

2.5

Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.6

Withholding Information from Shareholders - Subject to the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a meeting of shareholders.

SECTION 3
BORROWING AND SECURITIES

3.1

Borrowing Power - Without limiting the borrowing powers of the Corporation as provided by the Act, but subject to the articles, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness of the Corporation, whether secured or unsecured;

(c)	give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

(e)	Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2

Delegation - The Board may from time to time delegate to a committee of the Board or to a director or an officer of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by Section 3.1 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

SECTION 4
DIRECTORS

4.1

Number of directors and Quorum – Subject to the articles, the Board shall consist of the number of directors specified in the articles, except that if the articles provide for a minimum and maximum number of directors, the board shall consist of the number of directors determined from time to time by a special resolution of the shareholders (or, if the directors are empowered by a special resolution to determine the number, by a resolution of the Board) within such minimum and maximum. Subject to Section 4.18, a majority of the number of directors so specified or determined shall constitute a quorum at any meeting of the Board.

4.2	Qualification - No person shall be qualified for election as a director:

(a)	if the person is less than 18 years of age;

(b)

if the person has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;

(c)	if the person is not an individual; or

(d)	if the person has the status of a bankrupt.

(e)

Subject to the articles, a director need not be a shareholder. Subject to the Act, at least 25% of the directors must be resident Canadians. If the Corporation has less than four directors, at least one director must be a resident Canadian.

4.3

Election and Term - The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4

Removal of directors - Subject to the Act, the shareholders may by ordinary resolution passed at an annual or special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the Board.

4.5

Vacation of Office - A director ceases to hold office when such director: (a) dies or, subject to the Act, resigns; (b) is removed from office by the shareholders in accordance with the Act; or (c) ceases to be qualified for election as a director in accordance with the Act. A resignation of a director becomes effective at the time a written resignation is sent or delivered to the Corporation or the time specified in such resignation, whichever is later.

4.6	Vacancies - Subject to the Act and the articles, a quorum of the Board may fill a vacancy in the Board, except a vacancy resulting from:

(a)

an increase in the number of directors, unless the directors are authorized to determine the number of directors and the appointment of an additional director would not result in a total number of directors greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders;

(b)	an increase in the maximum number of directors; or

(c)	a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders.

(d)

In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the Board shall forthwith call a special meeting of shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.7

Action by the Board - The Board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to Section 4.8, the powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. Where there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

4.8

Meeting by Communications Facilities - If all the directors of the Corporation consent, a meeting of the Board or of a committee of the Board may be held by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and committees of the Board. If a majority of directors participating in a meeting held under this Section are then in Canada, the meeting shall be deemed to be held in Canada.

4.9

Place of Meetings - Meetings of the Board may be held at any place within or outside Ontario. In any financial year of the Corporation, a majority of the meetings of the Board need not be held in Canada.

4.10

Calling of Meetings - Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chair of the Board, the chief executive officer, the president, a vice- president who is a director or any two directors may determine.

4.11

Notice of Meeting - Notice of the time and place of each meeting of the Board shall be given in the manner provided in Section 11.1 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner waive notice of a meeting of the Board, and attendance of a director at a meeting constitutes a waiver of notice, except where the director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.12

First Meeting of New Board - Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

4.13	Adjourned Meeting - Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.14

Regular Meetings - The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.15

Meetings Without Notice. A meeting of the Board may be held at any time and place permitted by the Act or the articles or the by-laws without notice or on shorter notice than that provided for in this by-law, and proceedings at such meeting shall not be invalidated if all the directors are present in person (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if not so present have received notice, or before or after the meeting or the time prescribed for the notice of such meeting, in writing waive notice of or accept short notice of such meeting.

4.16

Chair - The chair of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the Board, chief executive officer, president, or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chair.

4.17

Votes to Govern - At all meetings of the Board every question shall be decided by a majority of the votes cast on the question of those directors entitled to vote. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

4.18	Conflict of Interest - A director or officer who:

(a)	is a party to; or

(b)	is a director or an officer of, or has a material interest in, any person who is a party to;

(c)

a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of such director's or officer's interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed material contract or transaction shall be referred to the Board or shareholders for approval in accordance with the Act even if such contract or proposed material contract or transaction is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders, and a director interested in a contract or transaction so referred to the Board shall not attend any part of a meeting of the Board during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the Act.

4.19

Remuneration and Expenses - Subject to the articles, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor in that capacity.

SECTION 5
DELEGATION

5.1

Committee of directors - The Board may appoint a committee of directors and delegate to such committee any of the powers of the Board except those which, under the Act, a committee of directors has no authority to exercise.

5.2

Transaction of Business - The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

5.3

Procedure - Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

SECTION 6
OFFICERS

6.1

Appointment - Subject to the articles, the Board may from time to time appoint a chief executive officer, president, chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this by-law and subject to the Act, the articles, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 6.2, an officer may but need not be a director and one person may hold more than one office.

6.2

Chair of the Board - The Board may from time to time also appoint a chair of the Board who shall be a director. If appointed, the Board may assign to the chair any of the powers and duties that are by any provision of this by-law assigned to the chief executive officer; and the chair shall, subject to the Act, have such other powers and duties as the Board may specify. During the absence or disability of the chair of the Board, the chair's duties shall be performed and the chair's powers exercised by the chief executive officer.

6.3

Chief Executive Officer – If appointed, the chief executive officer, subject to the authority of the Board, shall be responsible for implementing the strategic plans and policies of the Corporation as established by the Board; and the chief executive officer shall have such other powers and duties as the Board may specify. During the absence or disability of the chair, or if no chair has been appointed, the chief executive officer shall have the powers and duties of that office.

6.4

President - If appointed, the president shall have general supervision of the business of the Corporation and shall have such other powers and duties as the Board may specify. During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the president shall also have the powers and duties of that office.

6.5

Chief Financial Officer – If appointed, the chief financial officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the chief financial officer shall render to the Board whenever required an account of all transactions as chief financial officer and of the financial position of the Corporation; and shall have such other powers and duties as the Board or the chief executive officer may specify.

6.6	Vice-President - If appointed, a vice-president shall have such powers and duties as the Board or the chief executive officer may specify.

6.7

Secretary - If appointed, the secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the Board or the chief executive officer may specify.

6.8

Treasurer - If appointed, the treasurer shall have such powers and duties as the Board or the chief financial officer may specify. During the absence or disability of the chief financial officer, or if no chief financial officer has been appointed, the treasurer shall have the powers and duties of that office.

6.9

Powers and Duties of Other Officers - The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

6.10	Variation of Powers and Duties - The Board may from time to time and subject to the Act, vary, add to or limit the powers and duties of any officer.

6.11

Term of Office - The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the Board shall hold office until such officer's successor is appointed, or until such officer's earlier resignation.

6.12	Terms of Employment and Remuneration - The terms of employment and the remuneration of officers appointed by the Board shall be settled by it from time to time.

6.13	Conflict of Interest - An officer who:

(a) is a party to; or

(b) is a director or an officer of, or has a material interest in, any person who is a party to;

(c)

a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of such officer's interest at the time and in the manner provided by the Act.

6.14

Agents and Attorneys - The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.15	Fidelity Bonds - The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

SECTION 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1

Limitation of Liability - No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or on which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on such individual's part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of such individual's office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations or from liability for any breach thereof.

7.2

Indemnity - Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if:

(a)

the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interest of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

	(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the individual's conduct was lawful.

7.3	Insurance - Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the Board may from time to time determine.

SECTION 8
SHARES

8.1

Allotment - Subject to the Act and the articles, the Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2

Commissions - The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3

Registration of Transfer - Subject to the Act, no transfer of shares shall be registered in a securities register except on presentation of the certificate representing such shares with an endorsement which complies with the Act, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, on payment of all applicable taxes and any fees prescribed by the Board, on compliance with such restrictions on transfer as are authorized by the articles and on satisfaction of any lien referred to in Section 8.5.

8.4

Transfer Agents and Registrars - The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

8.5

Lien for Indebtedness - If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.6

Non-recognition of Trusts - Subject to the Act, the Corporation may treat the person in whose name a share is registered in the securities register as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share and otherwise to exercise all the rights and powers of an owner.

8.7

Security Certificates - A security issued by the Corporation may be represented by a security certificate or may be an uncertificated security. Unless otherwise provided in the articles, the Board may by resolution provide that any or all classes and series of shares or other securities of the Corporation shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation. Subject to the Act, security certificates shall be in such form as the Board shall from time to time approve. Any security certificate shall be signed in accordance with Section 2.2 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing securities in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of security certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile on security certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding on the Corporation. A security certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.8

Replacement of Security Certificates - The Board or any officer or agent designated by the Board may in its or such person's discretion direct the issue of a new security certificate in lieu of and on cancellation of a security certificate that has been mutilated or in substitution for a security certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding the amount prescribed by the Regulations, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.9

Joint Security Holders - If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.10

Deceased Security Holders - In the event of the death of a holder, or of one of the joint holders, of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION 9
DIVIDENDS AND RIGHTS

9.1

Dividends - Subject to the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.2

Payment of Dividends– Any dividend payable in money to shareholders shall be paid by cheque or by electronic means or by such other method as the Board may determine. The payment shall be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques shall be sent to the registered holder's recorded address, unless the holder otherwise directs. In the case of joint holders, the payment shall be made to the order of all of such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the Board in an amount equal to the dividend to be paid less any tax that the Corporation is required to withhold shall satisfy and discharge the liability for the payment, unless the payment is not made upon presentation, if applicable.

9.3

Non-Receipt of Payment - In the event of non-receipt of any payment as contemplated by Section 9.2 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The Board may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title.

9.4

Record Date for Dividends and Rights - The Board may fix in advance a date, preceding by not more than 50 days, the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date shall be given, not less than 7 days before such record date. Where no record date is fixed so, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.5	Unclaimed Dividends - Any dividend that remains unclaimed after the expiry of the applicable limitation period shall be forfeited and shall revert to the Corporation.

SECTION 10
MEETINGS OF SHAREHOLDERS

10.1

Annual Meetings - The annual meeting of shareholders shall be held at such time in each year and, subject to Section 10.3, at such place as the Board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2	Special Meetings - The Board, the chair of the Board, the chief executive officer, or the president shall have the power to call a special meeting of shareholders at any time.

10.3

Place of Meetings – Subject to the articles, meetings of shareholders shall be held at the registered office of the Corporation or, if the Board shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree. A meeting of shareholders held under Section 10.4 is deemed to be held at the place where the registered office is located.

10.4

Participation by Electronic Means - If the Corporation chooses to make available a telephonic or electronic facility that permits all participants to communicate adequately with each other during a meeting of shareholders, any shareholder entitled to attend such meeting may participate in the meeting by means of such telephonic or electronic communication facility. A shareholder, who through such means votes at the meeting or establishes a communications link to the meeting is deemed to be present at the meeting. Notwithstanding any other provision of this by- law, any person participating in a meeting of shareholders pursuant to this Section who is entitled to vote at that meeting may vote, in accordance with the Act and the Regulations, by means of any telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

10.5

Notice of Meetings - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 11.1 not less than 10 nor more than 50 days before the date of the meeting, or within such other period as may be provided by the Act or prescribed by the Regulations to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors report, election of directors and reappointment of the incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.6

List of Shareholders Entitled to Notice - For every meeting of shareholders, the Corporation shall prepare within the time specified by the Act a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder. If a record date for notice is fixed pursuant to Section 10.7, the shareholders listed shall be those registered at the close of business on such record date. If no record date for notice is so fixed, the shareholders listed shall be those registered (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.7

Record Date for Notice The Board may fix in advance a date, preceding the date of any meeting of shareholders by not less than 30 days and not more than 60 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date by newspaper advertisement and written notice in the manner provided by the Act. If no record date for notice is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given.

10.8

Meetings without Notice - A meeting of shareholders may be held at any time and place permitted by the Act without notice or on shorter notice than that provided for herein, and proceedings thereat shall not be invalidated (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy (other than as expressly to object that the meeting is not lawfully called) or if those not present in person or represented by proxy waive notice before or after the meeting or the time prescribed for the notice thereof, in writing of such meeting being held, and (b) if the auditors and the directors are present or if those not present, waive notice of or otherwise consent to such meeting being held. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Ontario, shareholders not present in person or represented by proxy, but who have waived notice of such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.9

Chair, Secretary and Scrutineers - The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the Board (if requested by the chief executive officer, or in the absence of the chief executive officer and president), chief executive officer, president, or a vice -president who is a director. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

10.10

Persons Entitled to be Present - The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.11

Quorum - Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed representative or proxyholder for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present in person or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present in person or represented by proxy may adjourn the meeting to a fixed time and place, but may not transact any other business.

10.12

Right to Vote - Subject to the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation must prepare a list referred to in Section 10.6, every person who is named in such list shall be entitled to vote the shares shown opposite such person's name.

10.13

Proxies - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or such shareholder's attorney and shall conform with the Act. Every such shareholder which is a body corporate or association may by resolution of its directors or governing body authorize an individual who need not be a shareholder to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting.

10.14

Time for Deposit of Proxies - The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted on only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

10.15

Joint Shareholders - If two or more persons hold shares jointly, one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

10.16

Votes to Govern - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot or on results of electronic voting, the chair of the meeting shall not be entitled to a second or casting vote.

10.17

Show of Hands - Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. On a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken on a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote on the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders on the question.

10.18

Ballots - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot of any person present or any shareholder or proxyholder entitled to vote on such question at the meeting may demand a ballot. A ballot so demanded shall be taken in such manner as the chair shall direct. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders on the question.

10.19

Adjournment - If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more but not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form provided by the Act to each shareholder who is entitled to receive notice of the meeting.

10.20

Resolution in Writing - A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

10.21	Only One Shareholder - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION 11
NOTICES

11.1

Method of Giving Notices - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Regulations, the articles, the by-laws or otherwise to a shareholder, director, officer or member of a committee of the Board or to the auditors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person's recorded address or if mailed to such person at such person's recorded address by prepaid ordinary or air mail or if sent to such person at such person's recorded address by facsimile or if provided to such person by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario). A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been received by the addressee on the fifth day after mailing; and a notice so provided by electronic means (including by facsimile) shall be deemed to have been sent and received in the manner and at the time specified in the Electronic Commerce Act, 2000 (Ontario). The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable.

11.2

Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.3

Computation of Time - In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.4

Undelivered Notices - If any notice given to a shareholder pursuant to Section 11.1 is returned on three consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of such shareholder's new address.

11.5

Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6

Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event on which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement provided by the Act.

11.7

Waiver of Notice - Any shareholder, (or such shareholder's duly appointed proxyholder), director, officer, auditors or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under the Act, the Regulations, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario) except a waiver of notice of a meeting of shareholders or of the Board or of a committee of the Board which may be given in any manner.

SECTION 12
EFFECTIVE DATE

12.1	Effective Date - This by-law shall be effective when made by the Board.

Enacted by the directors of the Corporation by resolution effective the 23rd day of January, 2014.

SCHEDULE “C”

BY-LAW AMENDMENT

     Amendment to By-Law to provide for
advance notice requirements for the nomination of directors of
Energy Fuels Inc. (the “Corporation”)

By-Law No. 2 of the Corporation (or, if the repeal of By-law No. 1A and the making of By-law No. 2 is not confirmed by shareholders, By-law No. 1A) is hereby amended by adding the following Section 10A:

Section Ten A

NOMINATIONS OF DIRECTORS

10A.01

Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations may be made in the following manner:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided below in this Section 10A and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth in this Section 10A.

10A.02

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal corporate office of the Corporation.

10A.03	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders, not less than 35 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (the “Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(c)

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

10A.04	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed director nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed director nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder of the Corporation’s understanding of the independence, or lack thereof, of such proposed director nominee.

10A.05

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 10A; provided, however, that nothing in this Section 10A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of the Corporation of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

10A.06	For purposes of this Section 10A:

(a)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada.

10A.07

Notwithstanding any other provision of this Section 10A, notice given to the Secretary of the Corporation may only be given by personal delivery, facsimile transmission or by email (at such email address as is stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next subsequent day that is a business day.

10A.08	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 10A.

This By-Law Amendment is enacted by the directors of the Corporation on January 23, 2014 and is effective on such date.